Exhibit (a)(19)

Global Exchange of Stock Options

Restricted Share Units Version

November 2004

WHY THE EXCHANGE OFFER?

We’re starting the next chapter in our history – Independence

We continually evaluate our compensation programs to ensure they support our business objectives; provide more flexibility with long-term incentive awards Most current Blockbuster Inc. stock options are “underwater”– meaning current market price is below exercise price We want you to share in our success by having the opportunity to receive actual stock in the future (restricted share units).

Help Blockbuster Inc. better manage the number of shares needed for equity compensation plus reduce potential dilution to equity shareholders by our current option program Manage expenses and reduce the resulting impact on earnings per share (due to proposed changes in the way stock options are accounted for) by using fewer shares to deliver competitive award values to employees Goal: To ensure that our equity compensation programs continue to drive employee commitment, motivation and enthusiasm, and Blockbuster’s ability to attract and retain talent

EXCHANGE PROGRAM: AT A GLANCE

Options Eligible for Exchange: You can exchange all outstanding, unexercised options you have been granted to-date

Exchange Ratio:

If Option Exercise Price is . . . You’ll receive this many restricted share units . . .

$0.00 to $9.50 2.3 stock options = 1 restricted share unit

$9.51 to $12.50 2.9 stock options = 1 restricted share unit

$12.51 to $17.00 3.2 stock options = 1 restricted share unit

EXCHANGE PROGRAM: AT A GLANCE (cont’d.)

Example: Here is how the exchange ratio works for the following number of stock options

Current Exercise Price of Outstanding Stock Options

Number of Exchange Ratio Outstanding Stock Options Eligible for Exchange

Number of Restricted Share Units You Will Receive if Exchanged

$6.82 400 2.3 174

$9.30 1,000 2.3 435

$10.78 200 2.9 69

EXCHANGE PROGRAM: AT A GLANCE (cont’d.)

All or Nothing Decision:

You decide to exchange all options or none

If you elect to participate, all of your outstanding stock options are cancelled and exchanged for restricted share units

Restricted share units will be granted effective as of December 10, 2004

If you elect not to participate, no action is needed on your part. You’ll continue to hold your options until you exercise them or they expire.

Election Period:

November 9 – December 10, 2004

You may withdraw your election at any time during this period Any election received after December 10, 2004 will not be accepted

HOW TO EXCHANGE YOUR OPTIONS

Step 1: Get the facts

Read Offer to Exchange

Visit EquiServe exchange website at:

If subject to UK or Mexico tax laws http://www.eproxyvote.com/bbi-ukmexico If subject to Canada or Ireland tax laws http://www.eproxyvote.com/bbi-units

Review Restricted Share Unit Award Agreement for your country

(included as an appendix to the Offer to Exchange)

Have your Personalized Statement in front of you Have your Control Card number available

(shown on your personalized Election Form)

Online:

If subject to UK or Mexico tax laws http://www.eproxyvote.com/bbi-ukmexico If subject to Canada or Ireland tax laws http://www.eproxyvote.com/bbi-units

Fax: By completing and signing your Election Form (found in your package); fax to 1-201-324-3247 (Europe and Latin America: add 00 before the fax number)

Mail: By completing and signing your Election Form (found in your package)

Step 2: Get ready

Step 3: Make your election

If calling from the US, Canada, Puerto Rico or the Virgin Islands, contact EquiServe at 1-800-726-7438 or email to seso@equiserve.com.

If calling from outside the US, Canada, Puerto Rico or the Virgin Islands, first dial your international access code (Mexico 01-800-288-2872, UK 0500-89-0011 or 0800-013-011, or Ireland 1-800-550-000) and, after the prompt, dial 1-800-726-7438 or email to seso@equiserve.com.

HOW TO EXCHANGE YOUR OPTIONS (cont’d.)

When you make your election to exchange, you will be required to do the following:

Make a tax withholding payment election (applicable for UK and Mexico only) (see page 10 of this document) Agree to the terms of your Restricted Share Unit Award Agreement

If you fail to make a tax withholding payment election (applicable for UK and Mexico only) or fail to agree to the terms of your Restricted Share Unit Award Agreement, your exchange election will be void and you will retain your current outstanding stock options.

WHAT ARE RESTRICTED SHARE UNITS?

The right to receive Blockbuster Inc. class A common stock over a two-year vesting period

One-third vests shortly after grant (on December 20, 2004); remaining two-thirds vest annually over the next two years

Restricted share units are:

A company promise to deliver stock at a future date rather than at the grant date While each unit is outstanding, its value is equal to the value of a share of Blockbuster Inc. class A common stock Upon vesting, units are automatically converted to Blockbuster Inc. class A common stock

Unlike options . . .

Participants do not have to pay a purchase price to receive shares upon vesting of the units Vested restricted share units should always have some value, not just if the share price increases

WHAT HAPPENS TO MY RESTRICTED SHARE UNITS IF I LEAVE?

If you . . . Your restricted share units . . .

Leave Blockbuster and Are forfeited if they are unvested. All vested shares your employment ends are yours to keep.

for any reason

WHAT ABOUT TAXES ON RESTRICTED SHARE UNITS?

If the tax laws of the UK or Mexico apply to you, you will be subject to a tax withholding obligation upon the vesting of your restricted share units. When you make your exchange election, you will also need to make a choice on how you will satisfy your tax withholding obligation. You may choose to:

1. Have EquiServe sell some of the shares of Blockbuster Inc. class A common stock (issued upon vesting of your restricted share units) to satisfy the estimated tax withholding obligation and pay applicable sales commissions, or

2. Pay the withholding taxes on the vested shares yourself. If you choose this option, you will be notified of the amount of withholding taxes you owe. You will need to submit your withholding tax remittance to your local Blockbuster payroll office by December 29 of the year in which the applicable shares vest. If your remittance is not received by the deadline, then EquiServe will sell enough of your shares to satisfy the tax withholding obligation and pay applicable sales commissions.

If you are not subject to tax withholding obligations, so the above elections do not apply to you, you will nevertheless be responsible for payment of any tax obligations to which you are subject in connection with the vesting or settlement of your restricted share units. You are urged to consult with your personal tax advisor.